Identive Group, Inc.     1900 Carnegie Ave., Bldg. B     Santa Ana, CA 92705     US

September 14, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	Identive Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 8, 2010

File No. 000-29440

Dear Mr. Krikorian:

This letter is submitted by Identive Group, Inc. (the “Company”) in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 9, 2010 (the “Comment Letter”), relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Filing”). For the convenience of the Staff, we have restated in this letter each of the Staff’s comments as set forth in the Comment Letter and numbered each of its responses to correspond therewith.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)

Overview of Compensation Program, page 36

1.	We note your response to prior comment 13 and your commitment to provide revised disclosure responsive to our comment in future filings, including “the impact of German employment law and practice on compensation objectives and on individual compensation decisions,” However, your undertaking to provide enhanced disclosure in future filings is not responsive to our request for further elaboration on your existing disclosure regarding the impact of German labor practices on your executive compensation program. In your response letter, please explain to us the impact German labor practices on your executive compensation program.

Identive Group, Inc.	T +1 949 553 4280
1900 Carnegie Ave., Bldg. B	F +1 949 250 7263
Santa Ana, CA 92705	info@identive-group.com
USA	www.identive-group.com

Response to Comment 1:

We advise the Staff that, since Germany is the Company’s principal place of business outside of the United States, the Company has traditionally considered compensation and benefit packages that are commonly offered to executives in similar-sized German companies when reviewing and determining compensation and benefit levels for our German-based executives. Under German law, employees are entitled to prior notice of termination for periods that vary based upon position and tenure with the company, during which the employee is entitled to receive salary, regardless of any separate contractual severance agreement with the company. In our experience in the German market, it is typical for executives to enter into employment agreements for fixed terms and to receive approximately 12 months’ severance. In addition, it is common for a company to provide a car or car allowance, pay medical, health and unemployment insurance, and contribute to pension programs. These market practices are taken into account in hiring and retaining our German executives.

We supplementally advise the Staff that, as discussed in the last paragraph of our response to Comment 2 below, we are reviewing our compensation and benefit programs on a company-wide basis with a view, in part, to minimizing or eliminating regional differences except where necessitated by market forces or local law. To the extent there is a material change in law or custom in the future that necessitates a modification of the Company’s compensation and benefits program in order to comply with applicable law or otherwise remain competitive in the local market, we will provide appropriate disclosure of the particular material change, the resulting modification and the impact on the affected executives.

Employment Agreements; Termination/Change in Control Arrangements, page 46

2.	We note your response to prior comment 20 and your commitment to provide revised disclosure responsive to our comment in future filings. We further note the changes to your management team subsequent to the Bluehill acquisition. Please describe and explain to us how the appropriate payment and benefit levels were determined under the various circumstances that trigger payments or provision of benefits under the employment agreements you describe with respect to those individuals currently serving on your management team.

Response to Comment 2:

We advise the Staff that, in connection with our acquisition of Bluehill ID AG (“Bluehill”) in January 2010, we assumed the following agreements (i) an employment agreement between Bluehill and Ayman S. Ashour, currently our Chief Executive Officer; (ii) an agreement between Mission-Cadres SARL and Bluehill relating to the services of Melvin Denton-Thompson, currently our Chief Financial Officer; and (iii) an employment agreement between Bluehill and John Rogers, currently our Executive Vice

President of Transition Management and Acquisition Integration (the “Assumed Bluehill Agreements”). The terms and conditions of the Assumed Bluehill Agreements were recommended by Bluehill’s then-management and approved by its Board of Directors prior to our acquisition of that company. We understand that the terms of such Agreements were negotiated on an individual basis, taking into account local law and custom, as well as competitive factors relating to size of the company and issues of retention.

In response to the Staff’s comment concerning potential payments triggered upon the occurrence of certain events, the Company respectfully notes that, as disclosed in the description of the individual employment agreements in its proxy statement, certain executive officers are entitled to continued salary payments ranging from three months to two years following termination by the Company without cause. The level of payment was negotiated on an individual basis and took into account any requirements under local law as well as the executive’s position within the Company, as noted in the paragraph above and in our response to Comment 1. We further advise the Staff that none of these employment agreements provide for payments or acceleration of equity awards in the event of a change in control of the Company.

We supplementally advise the Staff that, since the acquisition of Bluehill, our Compensation Committee has been reviewing the Company’s executive compensation program to further its alignment with the interests of our stockholders, consistent with our cost reduction program, and to ensure executives throughout the Company receive substantially similar benefits commensurate with their management level. Such review has resulted in certain modifications to the terms and conditions of various management team members, including changes to base salary. In light of the current cost reduction program, we have not engaged an outside consultant in connection with this review; rather, we have relied upon our industry expertise and have reviewed publicly available data from comparable companies in our industry. We expect to discuss any modifications to our executive compensation policies from this review (assuming its completion by year-end 2010) in our Form 10-K for the year ended December 31, 2010 or related proxy statement.

Compensation Committee Report, page 50

3.	We note your response to prior comment 22, confirming that Mr. Turner served on your Compensation Committee during 2009. However, we are not able to concur with your conclusion that the omission of Mr. Turner’s name was appropriate. Your response emphasizes a portion of Question 133.07 of our Compliance and Disclosure Interpretations pertaining to Regulation S-K, but does not fully address the text stating that “members who resigned from the compensation committee during the course of the year, but remain directors of the issuer, may need to be named under the disclosure in the Compensation Committee Report pursuant to Item 407(e)(5)(ii).” We note your “alternative” conclusion that the presentation of Mr. Turner’s name was “permissible” but you have not provided convincing support for the view that such presentation was not required.

Response to Comment 3:

We appreciate the clarification of the Staff’s interpretation of Question 133.07, as discussed on September 9, 2010 between our counsel, Barbara A. Jones, Esq. of Greenberg Traurig LLP and Courtney Haseley of the Staff. In light thereof, we confirm to the Staff that, in applicable future filings, we will include on the Compensation Committee Report the names of all continuing directors who served on the Compensation Committee during the year to which such Report relates and will notate, where appropriate, any such director who no longer serves on such Committee.

* * * * * * * * * *

In responding to the Staff’s Comment Letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s continued assistance and cooperation in connection with the review of the Filing. Questions regarding the above responses or related disclosures may be addressed to the undersigned at 1-949-250-8888 (office) or 1-949-250-7263 (facsimile), or to Barbara A. Jones, Esq. at 1-617-310-6064 (office) or 1-617-897-0954 (facsimile).

Respectfully Submitted,

/s/ Melvin Denton-Thompson
Melvin Denton-Thompson
Chief Financial Officer

cc:	Morgan Youngwood, Staff Account, SEC

Courtney Haseley, Staff Attorney, SEC

Mark P. Shuman, Legal Branch Chief, SEC

Ayman Ashour, Chief Executive Officer, Identive Group, Inc.

Barbara A. Jones, Esq., Greenberg Traurig, LLP